September 29, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-2736

China Life Insurance Company Limited

Form 20-F for the fiscal year ended December 31, 2008

Dear Mr. Rosenberg:

We refer to your letter, dated September 9, 2009 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31914).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Index To Consolidated Financial Statements

Notes to the Consolidated Financial Statements

36 Reconciliation of HKFRS and United States generally accepted accounting principles, page F-70

Please refer to your response to our prior comment number three. It appears that you are consolidating the subsidiary because “the majority of the board members of this subsidiary were appointed by the Company.” Provide further support for consolidating this subsidiary as it is not clear to us how appointing a majority of the board makes consolidating appropriate under U.S. GAAP. In your response, please clarify whether your right to appoint board members was pursuant to legal rights under a contractual arrangement or if shareholders have the right to vote on election of the board. If by contract, direct us to the contract in your filings and provide us a description of the terms. Also, tell us what action by the company require a vote by the board and those that require shareholder approval including, the percentage of the board/shareholders that is required for approval. Cite the specific accounting literature that you relied on in arriving at your conclusion to consolidate the subsidiary.

Mr. Jim B. Rosenberg	2	September 29, 2009

Response:

The Company notes the Staff’s comment. The Company consolidated this subsidiary, which had net income of RMB 3.5 million (representing 0.02% of total consolidated net income of the Company) for the year ended December 31, 2008 and net assets of RMB 62 million and total assets of RMB 69 million (representing 0.007% of total consolidated assets of the Company) as at December 31, 2008, in the Company’s consolidated financial statements prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) and has determined that this consolidation did not constitute an item which should be included in its note on significant differences between HKFRS and U.S. GAAP on its consolidated net profit or consolidated shareholders’ equity. The Company was able to make this determination based on their contractual voting rights and the definition of a “controlling financial interest” as defined under “Accounting Research Bulletin 51: Consolidated Financial Statements” (“ARB 51”).

The shareholders of this subsidiary are China Life Insurance Asset Management Company Limited (“AMC”), which is 60% owned by the Company and 40% owned by the Company’s parent; China Life Insurance (Overseas) Co., Limited (“CL Overseas”), which is 100% owned by the Company’s parent; and Franklin Templeton Strategic Investments Ltd. (“Franklin”). AMC, CL Overseas and Franklin respectively own a 50%, 24% and 26% equity interest in this subsidiary. The Company’s right to appoint board members is pursuant to a shareholders agreement entered into by the three shareholders on May 31, 2007. Pursuant to this agreement, AMC and CL Overseas together have the right to appoint six directors and Franklin has the right to appoint two directors. Each party has the right to remove their designees and fill any vacancy caused by the resignation, death or removal of their designated directors. AMC has the right to appoint the chairman of the board. The Company has not provided this shareholders agreement in its filings as this agreement and the subsidiary are not considered to be material.

In addition, on the same day on which the shareholder agreement was entered into, CL Overseas issued an authorization letter to AMC which authorizes AMC to appoint all of the six directors to be designated by AMC and CL Overseas and to exercise CL Overseas’ shareholders’ rights on its behalf. Accordingly, the board of directors of this subsidiary currently consists of six directors appointed by AMC, two directors appointed by Franklin and one “independent director” acceptable to both parties.

Through the board designees appointed by AMC, the Company holds a simple majority vote of the board of directors. Other than specified actions, which require the affirmative vote of at least three-fourths of directors at the board meeting, including at least one Franklin-appointed director, matters to be determined by the board require a simple majority vote. The matters requiring a supermajority vote are (i) the establishment of any committee of the board and appointment of committee members; (ii) the sale, transfer, or lease of any property, cars, electronic systems or intellectual property, having a value exceeding HK$6 million (for each individual case); and (iii) the incurrence of expenses exceeding HK$6 million in connection with the asset management business (for each individual case).

Mr. Jim B. Rosenberg	3	September 29, 2009

Through the exercise of AMC and CL Overseas’ shareholder voting rights, the Company controls more than 50% of the shares outstanding. Other than specified actions, which require the approval by shareholders representing more than 75% of the shares outstanding, matters to be determined by the shareholders require a simple majority vote. The matters requiring a supermajority vote are (i) a change of accounting policies; (ii) an amendment to the company’s name or memorandum or articles of association; (iii) an increase, decrease or any change in share capital, and an issuance of additional shares or creation of any options to subscribe for or acquire shares of the company; (iv) a distribution of profits, dividends or bonus or any other distributions to the shareholders; (v) compensation schemes for directors of the company and any management appointed by Franklin1; (vi) an issuance of any debenture or loan stock (secured or unsecured), creation of any mortgage, charge, lien, encumbrance or other third party right over any assets, or guarantee or indemnity provided by the company for any third party; (vii) the dissolution or reorganization of the company, or acquisition by the company of another company, if the other company becomes a subsidiary of the company or the price of which exceeds HK$ 6 million (for a single transaction); (viii) any claim, disclaimer, surrender, election or consent for taxation purposes; and (ix) the appointment of a receiver of the company or adoption of a proposal for the winding-up of the company.

These matters requiring supermajority votes or approved by shareholders representing more than 75% of the shares outstanding, comprise actions which are outside of ordinary course of business. The HK$6 million threshold is approximately 10% of net equity of this subsidiary.

Given aforementioned voting rights, the Company, through AMC, controls the board of directors, and together with CL Overseas, exercises control over more than 50% shares outstanding. The Company thus has the ability to control the business and affairs of this subsidiary and believes the consolidation is appropriate.

* * * * * * * *

If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Very truly yours,

/S/ JAMES C. SCOVILLE
James C. Scoville

[1]	According to the shareholders agreement, Franklin has the right to recommend one senior management and the final appointment of all of the senior management personnel of the company is subject to the approval of the board of directors.